May 13, 2015

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Attn: Alla Berenshteyn

RE:	Cara Therapeutics, Inc.
Registration Statement on Form S-3
Filed March 27, 2015
File No. 333-203072

Ladies and Gentlemen:

On behalf of our client, Cara Therapeutics, Inc. (the “Company”), we are responding to the comment (the “Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 3, 2015 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-3 (the “Registration Statement”).

Set forth below is the Company’s response to the Comment. The numbering of the paragraph below corresponds to the numbering of the Comment, which for your convenience we have incorporated into this response letter. Capitalized terms used but not defined herein are used herein as defined in the Registration Statement.

General

1. We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended December 31, 2014, which incorporates by reference Part III information from a proxy statement that has not yet been filed. Please amend your Form 10-K to include the Part III information, including executive compensation for the fiscal year ended December 31, 2014, or file your proxy statement including such information. Alternatively, please amend your registration statement to include such information. We refer you to Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations for more information.

Response to Comment 1

The Company acknowledges the Staff’s comment and has incorporated Part III by reference into the Registration Statement from the definitive proxy statement filed by the Company on April 24, 2015.

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Please fax any additional comment letters concerning the Registration Statement to (703) 456-8100 and direct any questions or comments concerning the Registration Statement or this response letter to the undersigned at (703) 456-8034.

Sincerely,

/s/ Darren K. DeStefano
Darren K. DeStefano

cc: Derek Chalmers, Ph.D., D.Sc.